FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.   1         Doc re. Pricing Supplement released on 07 July 2003
No.   2         FRN Variable Rate Fix released on 08 July 2003
No.   3         FRN Variable Rate Fix released on 09 July 2003
No.   4         FRN Variable Rate Fix released on 09 July 2003
No.   5         FRN Variable Rate Fix released on 09 July 2003
No.   6         FRN Variable Rate Fix released on 09 July 2003
No.   7         FRN Variable Rate Fix released on 09 July 2003
No.   8         Doc re. Pricing Supplement released on 10 July 2003
No.   9         FRN Variable Rate Fix released on 10 July 2003
No.   10        FRN Variable Rate Fix released on 11 July 2003

Document No. 1

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     263
Description:                      Issue of GBP 70,000,000 Floating Rate Notes
                                  due March 2005
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP 10,000
Issue Date:                       8 July 2003
Maturity Date:                    8 March 2005
ISIN:                             XS0171914970

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 8, 2003--

RE: NORTHERN ROCK PLC
    GBP 15,000,000.00
    MATURING: 05-Mar-2004
    ISSUE DATE: 05-Feb-2001
    ISIN: XS0124145870

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jly-2003 TO 06-Oct-2003 HAS BEEN FIXED AT 3.652500 PCT.

INTEREST PAYABLE VALUE 06-Oct-2003 WILL AMOUNT TO:
GBP 91.06 PER GBP 10,000.00 DENOMINATION.
-------------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 9, 2003--

RE: NORTHERN ROCK PLC
    EUR 20,000,000.00
    MATURING: 10-Jan-2005
    ISSUE DATE: 02-Jly-2002
    ISIN: XS0150269289

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Jly-2003 TO 10-Oct-2003 HAS BEEN FIXED AT 4.824000 PCT.

INTEREST PAYABLE VALUE 10-Oct-2003 WILL AMOUNT TO:
EUR 1,232.80 PER EUR 100,000.00 DENOMINATION.
--------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 9, 2003--

RE: NORTHERN ROCK PLC
    GBP 30,000,000.00
    MATURING: 27-Jun-2006
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171778268

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Jun-2003 TO 29-Sep-2003 HAS BEEN FIXED AT 3.680000 PCT.

INTEREST PAYABLE VALUE 29-Sep-2003 WILL AMOUNT TO:
GBP 94.77 PER GBP 10,000.00 DENOMINATION.
--------------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 9, 2003--

RE: NORTHERN ROCK PLC
    USD 5,017,000.00
    MATURING: 07-Jly-2008
    ISSUE DATE: 02-Jly-2003
    ISIN: XSO171637449

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jly-2003 TO 07-Oct-2003 HAS BEEN FIXED AT 1.176250 PCT

INTEREST PAYABLE VALUE 07-Oct-2003 WILL AMOUNT TO:
USD 3.17 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 6

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 9, 2003--

RE: NORTHERN ROCK PLC
    GBP 20,000,000.00
    MATURING: 10-Oct-2005
    ISSUE DATE: 09-Apr-2003
    ISIN: XSO166636463

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Jly-2003 TO 09-Oct-2003 HAS BEEN FIXED AT 3.647500 PCT

INTEREST PAYABLE VALUE 09-Oct-2003 WILL AMOUNT TO:
GBP 919.37 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 7

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 9, 2003--

RE: NORTHERN ROCK PLC
    GBP 4,526,000,000.00
    MATURING: 09-Jly-2008
    ISSUE DATE: 09-May-2003
    ISIN: XSO168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Jly-2003 TO 09-Oct-2003 HAS BEEN FIXED AT 3.727500 PCT

INTEREST PAYABLE VALUE 09-Oct-2003 WILL AMOUNT TO:
GBP 9.40 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 8

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     265
Description:                      Issue of GBP 34,000,000 4.2925 per cent.
                                  Fixed Rate Notes due 11th July, 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP 10,000
Issue Date:                       11 July 2003
Maturity Date:                    11 July 2008
ISIN:                             XS0172413543

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 9

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 10, 2003--

RE: NORTHERN ROCK PLC
    USD 1,260,000.00
    MATURING: 12-Jly-2004
    ISSUE DATE: 12-Jly-2001
    ISIN: XS0132686576

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14-Jly-2003 TO 14-Oct-2003 HAS BEEN FIXED AT 1.130000 PCT

INTEREST PAYABLE VALUE 14-Oct-2003 WILL AMOUNT TO:
USD 28.88 PER USD 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 10

                              NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 11 July 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,158,475 Shares representing 1.22% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 14 July 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary